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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 4)*


                                PVF CAPITAL CORP.
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
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                         (Title of Class of Securities)

                                   693654 10 5
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                                 (CUSIP Number)

                                UMBERTO P. FEDELI
                                THE FEDELI GROUP
                          5005 ROCKSIDE ROAD, SUITE 500
                            INDEPENDENCE, OHIO 44131
                                 (216) 328-8080
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                NOVEMBER 6, 2008
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             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. /_/

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   Page 1 of 3


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CUSIP NO. 693654 10 5                      13D/A                     PAGE 2 OF 3
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1          NAMES OF REPORTING PERSONS:
           UMBERTO P. FEDELI
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INTRUCTIONS)
                                                                (a) /_/

                                                                (b) /_/
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3          SEC USE ONLY
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4          SOURCE OF FUNDS (SEE INTRUCTIONS)

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5          CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                           /_/
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6          CITIZENSHIP OR PLACE OF ORGANIZATION
           UNITED STATES OF AMERICA

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                          7      SOLE VOTING POWER              496,000 (1)(2)
       NUMBER OF
         SHARES           ------------------------------------------------------
      BENEFICIALLY        8      SHARED VOTING POWER            0
        OWNED BY
          EACH            ------------------------------------------------------
       REPORTING          9      SOLE DISPOSITIVE POWER         496,000 (1)(2)
         PERSON
          WITH            ------------------------------------------------------
                          10     SHARED DISPOSITIVE POWER       0

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11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              496,000 (1)(2)
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12         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES  /_/
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13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              6.4%
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14         TYPE OF REPORTING PERSON
              IN
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 (1)    Includes 10,000 shares owned by the Fedeli Family Charitable Foundation.
 (2) Includes 1,000 shares owned by Mr. Fedeli's wife's IRA, for which Mr. Fedeli disclaims beneficial ownership.

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                                                                    PAGE 3 OF 3

INTRODUCTION.

         This Amendment No. 4 to Schedule 13D is filed by Umberto P. Fedeli relating to shares of common stock, par value, $0.01 per share, of PVF Capital Corp. (the "Company"), which is the holding company for Park View Federal Savings Bank.

ITEM 2.           IDENTITY AND BACKGROUND

         Item 2 is amended and supplemented as follows:

         On November 6, 2008, Mr. Fedeli was appointed as a director of the Company and Park View Federal Savings Bank.

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date  November 21, 2008                      /s/ Umberto P. Fedeli
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                                             Umberto P. Fedeli